UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

Unregistered Sale of Equity Securities

As previously reported on Form 6-K filed on December 4, 2025, on December 3, 2025, Virax Biolabs Group Limited (the “Company”) entered into a securities purchase agreement with an accredited investor (the “Purchaser”) for a private placement offering, pursuant to which the Company received gross proceeds of $5,000,000, before deducting placement agent fees and other offering expenses, in consideration of (i) pre-funded warrants (the “Pre-Funded Warrants”) to purchase 12,500,000 ordinary shares, par value $0.001 per share, of the Company (the “Ordinary Shares”) and (ii) preferred investment options to purchase up to 12,500,000 Ordinary Shares (the “Preferred Options”) at a purchase price of $0.3999 per Pre-Funded Warrant and associated Preferred Option (the “Offering”).

The Pre-Funded Warrants have an exercise price of $0.0001 per share, may be exercised commencing on the issuance date and do not expire. The Preferred Options have an exercise price of $0.40 per Ordinary Share and will be exercisable immediately upon issuance for a period of five years from the date of effectiveness of the registration statement referred to below.

As of April 10, 2026, all Pre-Funded Warrants have been exercised, and the total number of the Company's ordinary shares outstanding is 19,923,432.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	April 10, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer